                                                Filed Pursuant to Rule 424(b)(5)
                                                File No. 333-53969

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 8, 1998)

                                2,000,000 SHARES

                                  COMMON STOCK

                               ----------------

  Brookdale is offering its common stock for sale. On November 12, 1998, the last reported bid price of Brookdale's common stock (which is traded under the symbol "BLCI" on the Nasdaq National Market) was $17.625 per share.

                               ----------------

THIS INVESTMENT INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-
                                       2.

  NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                                          PER SHARE    TOTAL
                                                          --------- -----------
Public Offering Price.................................... $16.5000  $33,000,000
Underwriting Discounts and Commissions................... $ 0.5775  $ 1,155,000
Proceeds to Brookdale (before expenses).................. $15.9225  $31,845,000

                               ----------------

  Friedman, Billings, Ramsey & Co., Inc. may purchase up to 300,000 additional shares of common stock under certain circumstances. The underwriter expects that the shares will be delivered through the facilities of The Depository Trust Company against payment in New York, New York, on November 18, 1998.

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                               November 13, 1998

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THESE DOCUMENTS.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
The Offering................................................................ S-1
Risk Factors................................................................ S-2
Use of Proceeds............................................................. S-7
Price Range of Common Stock................................................. S-7
Dividend Policy............................................................. S-7
Capitalization.............................................................. S-8
Underwriting................................................................ S-9
Legal Matters............................................................... S-9

                                   PROSPECTUS
Available Information.......................................................   2
Information Incorporated By Reference.......................................   2
Special Note on Forward-Looking Statements..................................   3
The Company.................................................................   3
Use of Proceeds.............................................................   3
Ratio of Earnings to Combined Fixed Charges.................................   4
Description of Capital Stock................................................   4
Description of Debt Securities..............................................   6
Description of Warrants.....................................................   9
Description of Global Securities............................................  10
Plan of Distribution........................................................  12
Certain Transactions........................................................  13
Readiness for Year 2000.....................................................  15
Legal Matters...............................................................  15
Experts.....................................................................  16

                                  THE OFFERING

Issuer.................... Brookdale Living Communities, Inc.
                           77 West Wacker Drive
                           Suite 4400
                           Chicago, Illinois 60601
                           (312) 977-3700
Common stock offered...... 2,000,000 shares
Common stock outstanding
 after the offering (1)... 11,572,082 shares
Use of Proceeds........... Brookdale intends to use these proceeds from this offering for general corporate purposes, including:
                           .Repayment of Brookdale's unsecured revolving credit
                           facility
                           .Additions to working capital
                           .Acquisitions
                           .Developments
                           .Capital expenditures
Nasdaq National Market
Symbol.................... BLCI

--------
(1) Excludes (a) approximately 904,768 shares reserved for outstanding stock options, (b) approximately 83,163 shares reserved for outstanding warrants and (c) 300,000 shares issuable pursuant to the underwriter's over-allotment option.

                                  RISK FACTORS

  You should consider carefully the following risk factors before you decide to buy the notes. You should also consider the other information contained in this prospectus supplement and the other information set forth in the related prospectus, in Brookdale's Reports on Forms 10-K, 10-Q and 8-K and in other documents incorporated by reference.

FUTURE ACQUISITION AND LEASE RISKS; POTENTIAL DIFFICULTIES OF INTEGRATION

  Brookdale currently plans to acquire or lease four to six additional senior independent and assisted living facilities per year. While Brookdale actively pursues acquisition opportunities, it has not entered into agreements for any material acquisitions other than its contracts to acquire the Woodside Terrace facility in Redwood City, California, and a facility located in the northeastern United States. Brookdale may be unable to complete its acquisitions at the currently expected rate, if at all. In connection with certain acquisitions, Brookdale may need certain licenses and approvals. Obtaining such licenses and approvals could delay the closing of an acquisition.

  The success of Brookdale's acquisition plans depends on several factors, including

  . Brookdale's ability to identify suitable acquisition opportunities

  . competition for acquisitions

  . the purchase price for acquisitions

  . the financial performance of facilities after acquisition

  . Brookdale's ability to effectively integrate the acquired facilities' operations

  In addition, Brookdale may be unable to successfully integrate the operations of recently acquired or leased facilities with its own operations. If Brookdale fails to achieve its acquisition plans or to operate acquired or leased facilities and integrate them into its operations, such failure could materially and adversely affect Brookdale's business, financial condition and results of operations.

DEVELOPMENT AND CONSTRUCTION RISKS

  In addition to acquisitions, Brookdale currently plans to begin development of two to three new facilities per year. Each facility would contain approximately 220 units and would be located in urban and suburban areas in major metropolitan markets. Brookdale's ability to achieve its development plans will depend on a variety of factors, many of which are beyond Brookdale's control. Further, due to the time required for site selection, governmental approvals, construction and rental, Brookdale expects that a facility will not achieve a 95% occupancy rate (a "stabilized" rate) for approximately 26 months from commencement of construction, if at all.

  The successful development of additional facilities involves a number of risks, including the possibility that

  . Brookdale may be unable to locate suitable sites at acceptable prices

  . Brookdale may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations

  . Brookdale may incur construction costs that exceed original estimates

  . Brookdale may not complete construction projects on schedule

  . Brookdale may experience competition in the search for suitable development sites

  If Brookdale suffers delays in its development program, such delays could slow Brookdale's growth.

  Brookdale relies, and will continue to rely, on third-party general contractors to build its new facilities. Brookdale may experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, Brookdale has little control over a number of contingencies affecting facility development that may adversely affect project costs and completion time. Such adverse effects include shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations.

NEED FOR ADDITIONAL FINANCING

  Brookdale needs significant additional financial resources to achieve its acquisition and development plans and growth objectives. Brookdale estimates the cost to acquire and develop the new facilities (targeted for acquisition or development over the next two years) to be approximately $300.0 million to $450.0 million in total (including mortgage debt financing and other incurred or assumed debt). Such costs substantially exceed Brookdale's cash on hand, availability under its existing credit facilities and the net proceeds of the offering. Accordingly, Brookdale's future growth depends on its ability to obtain significant additional financing on acceptable terms. Brookdale may be unable to obtain such additional financing.

  Brookdale occasionally will seek additional debt financing through a variety of sources, which may include: (1) tax-exempt bonds, (2) conventional mortgage financing and bank financing, (3) leases with third parties or (4) other similar financing methods. If such debt financing is unavailable or is not available on favorable terms, Brookdale may obtain financing through additional debt or equity offerings. If additional funds are raised by issuing equity securities, Brookdale's stockholders may experience dilution. Future financing, whether debt or equity, may not be available when needed or on acceptable terms. A lack of funds may require Brookdale to delay or eliminate all or some of its development projects and acquisition plans. Such delay could have a material adverse effect on Brookdale's growth plans.

ADVERSE CONSEQUENCES OF INDEBTEDNESS AND LEASE OBLIGATIONS; FLOATING RATE DEBT

  As of the date of this prospectus supplement, after giving effect to this offering and the application of the net proceeds from it as described in "Use of Proceeds," Brookdale will be subject to mortgage and other indebtedness in an aggregate principal amount of approximately $95.9 million. Brookdale is currently party to various operating leases that require payments of approximately $21.3 million in 1999 and that contain certain provisions for rent increases beyond base rent.

  Brookdale intends to finance its facilities through conventional mortgage financing and bank financing, leases with third parties, tax-exempt bond financing or other similar financing methods. Brookdale expects the amount of indebtedness and lease payments to increase substantially as it pursues its growth strategy. As a result, Brookdale will continue to be subject to risks normally associated with significant financing leverage. As of the date of this prospectus supplement, after giving effect to this offering and the application of the net proceeds from it as described in "Use of Proceeds," approximately $65.0 million in principal amount of Brookdale's indebtedness bore interest at floating rates. In addition, indebtedness Brookdale may incur in the future, including long-term, tax-exempt bond financing, if available, may bear interest at floating rates. In such event, increases in prevailing interest rates could significantly increase Brookdale's interest payment obligations. Brookdale may be unable to generate sufficient cash flow from operations to cover interest, principal and lease payments. Any payment or other default could cause the lender to foreclose upon the facilities securing such indebtedness or, in the case of a lease, could result in the termination of the lease, with a consequent loss of income and asset value to Brookdale.

  Brookdale financed the Heritage, Devonshire, Hawthorn Lakes and Edina Park Plaza facilities with tax-exempt indebtedness. To maintain the tax-exempt treatment of the interest paid on this indebtedness, the facilities must comply with certain federal income tax requirements, principally pertaining to the maximum income level of a specified portion of the facilities' residents ("Qualified Residents"). Failure to satisfy these requirements constitutes an event of default under such indebtedness, thereby accelerating their maturity. In certain cases, Brookdale's ability to increase prices to Qualified Residents at such facilities (in response to higher operating costs or other factors) could be limited if such increases would adversely affect Brookdale's ability to attract and retain such Qualified Residents.

DIFFICULTIES OF MANAGING RAPID GROWTH

  Brookdale expects the number of facilities it owns or operates will substantially increase as it pursues its development and acquisition strategy. This planned growth will place significant demands on Brookdale's management resources. To manage its growth effectively, Brookdale must continue to expand its operational, financial and management information systems and continue to attract, train, motivate, manage and retain key employees. Brookdale's failure to manage its growth effectively could materially and adversely affect its business, financial condition and results of operations.

DEPENDENCE ON SENIOR MANAGEMENT AND SKILLED PERSONNEL

  Brookdale depends on the continued services of Mark J. Schulte, its President and Chief Executive Officer. The loss of his services could materially and adversely affect Brookdale's business, financial condition and results of operations. Brookdale also depends on its ability to continue to attract and retain management personnel who will be responsible for the day-to-day operations of its facilities. Brookdale's inability to hire qualified management personnel to operate its facilities could also materially and adversely affect its business, financial condition and results of operations.

SIGNIFICANT INFLUENCE BY EXISTING STOCKHOLDERS AND MANAGEMENT

  After giving effect to this offering, Brookdale's executive officers and directors as a group beneficially would own approximately 35.0% of Brookdale's outstanding common stock, which includes 4,044,350 shares of Brookdale's common stock beneficially owned by PGI. Therefore, Brookdale's executive officers and directors and PGI are in the position to significantly influence the election of Brookdale's directors and its management and operations. Three of Brookdale's seven directors are affiliates of PGI or employees of Brookdale. Four of Brookdale's directors are independent directors who are neither affiliates of PGI nor employees of Brookdale. PGI is party to a voting agreement pursuant to which it agreed to vote all of its shares of Brookdale's common stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least four independent directors. The voting agreement will continue in effect until the earlier of May 7, 2000 and the date PGI first owns less than 10% of Brookdale's outstanding common stock.

COMPETITION

  The long-term care industry is highly competitive. Brookdale believes that the senior independent and assisted living segment, in particular, will become even more competitive in the future. Brookdale will be competing with numerous other companies providing similar services, such as: (1) home health care agencies, (2) other senior and assisted living providers, (3) retirement communities and (4) convalescent centers. In general, regulatory and other barriers to entry in the senior and assisted living industry are insubstantial. In pursuing its business and growth strategy, Brookdale expects to face competition in its efforts to develop, acquire and lease facilities. Some of Brookdale's present and potential competitors are significantly larger and have, or may obtain, greater financial resources than those available to Brookdale. Consequently, Brookdale may encounter increased competition. Such competition could limit Brookdale's ability to attract residents or expand its business or otherwise have a material adverse effect on its business, financial condition and results of operations. Moreover, if the development of new senior independent and assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause Brookdale to experience decreased occupancy rates, depressed margins and lower operating results.

GOVERNMENTAL REGULATION

  Brookdale's facilities are subject to federal, state and local regulation and licensing by state and local health and social service agencies and other regulatory authorities, which requirements vary from state to state.

Some states subject senior independent and assisted living facilities to periodic survey or inspection by governmental authorities. In certain states where Brookdale operates, or may operate in the future, it may be unable to provide certain higher levels of senior care services without obtaining the appropriate licenses.

  In addition, some states have adopted certificate of need or similar laws applicable to assisted living and nursing facilities which generally require that the appropriate state agency approve certain acquisitions or capital expenditures and determine that a need exists for certain new unit or bed additions or new services. Many states have placed a moratorium on granting certificates of need or otherwise stated their intent not to grant approval for such capital expenditures. If Brookdale requires certificates of need or other similar approvals for expansion of its operations, its failure or inability to obtain such approvals or possible delays in obtaining such approvals could adversely affect such expansion.

  Although Brookdale currently does not participate in the Medicare or Medicaid programs, its affiliated hospitals and other health care providers do participate in those programs. Furthermore, Brookdale may participate in the Medicare program at the skilled nursing facility to be constructed at The Devonshire facility. As of October 26, 1998, the Department of Social and Health Services pays Brookdale for services it provides to 12 residents at The Park Place facility in Spokane, Washington. The agency derives some portion of such funds from the federal Medicaid program. Also, all of Brookdale's residents are eligible for Medicare benefits. Therefore, certain aspects of Brookdale's business are, and will be, subject to federal and state laws and regulations which govern financial and other arrangements between and among health care providers, suppliers and vendors. These laws prohibit certain direct and indirect payments and fee-splitting arrangements designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider or other entity or person for medical products and services. These laws include, but are not limited to, the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of the Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these statutes liberally and enforce them aggressively. Congress and state legislatures have proposed legislation that would significantly expand the government's involvement in curtailing fraud and abuse and increase the monetary penalties for violation of these provisions. Violation of these laws can result in, among other things, loss of licensing, civil and criminal penalties for individuals and entities and exclusion of health care providers or suppliers from participation in the Medicare and/or Medicaid programs.

  In addition, although Brookdale is not a Medicare or Medicaid provider or supplier, it is subject to these laws because (1) the state laws typically apply regardless of whether Medicare or Medicaid payments are at issue, (2) Brookdale currently plans to build and operate a skilled nursing facility at The Devonshire facility and may establish licensed home health agencies which are intended to participate in the Medicare program and (3) as required under some state licensing laws, or for the convenience of its residents, some of Brookdale's facilities maintain affiliations with hospitals and other health care providers, including pharmacies, home health agencies and hospices, through which the health care providers make their health care items or services (some of which may be covered by Medicare or Medicaid) available to facility residents. Such laws could be interpreted in a manner inconsistent with Brookdale's practices.

  Brookdale's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses as the regulatory environment for senior and assisted living facilities evolves. Federal, state or local laws or regulatory procedures which might adversely affect Brookdale may be imposed or expanded. Brookdale's failure to comply with applicable regulatory requirements could have a material adverse effect on its business, financial condition and results of operations.

ENVIRONMENTAL RISKS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of certain hazardous or toxic substances that could be located on, in or under such property. Environmental laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, Brookdale's facilities are subject to laws relating to the disposal of biohazardous waste. The costs of any required remediation or removal of these substances could be substantial. The liability of an owner or operator as to any affected property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. In connection with the ownership or operation of its facilities, Brookdale could be liable for remediation costs or fines. Consequently, the presence, with or without Brookdale's knowledge, of hazardous or toxic substances at any property that Brookdale owns or operates, or that Brookdale acquires or operates in the future, could have a material adverse effect on Brookdale's business, financial condition and results of operations.

LIABILITY AND INSURANCE

  Brookdale provides services that subject it to significant liability risks. In recent years, the senior and assisted living industry has experienced an increase in the number of lawsuits alleging negligence and other legal theories. Many of these lawsuits involve significant legal costs and substantial claims. Brookdale has secured insurance policies in amounts and with such coverage as it deems appropriate for its operations. However, Brookdale may be unable to continue to obtain sufficient liability insurance coverage in the future or such coverage may not be available on acceptable terms. A successful claim in excess of Brookdale's coverage, or that Brookdale's insurance does not cover, could have a material adverse effect on Brookdale's business, financial condition and results of operations. Claims against Brookdale, regardless of their merit or outcome, may involve significant legal costs and require management to devote considerable time that would otherwise be used to operate Brookdale.

DEPENDENCE ON ATTRACTING SENIORS WITH SUFFICIENT RESOURCES TO PAY

  Brookdale currently relies, and expects to rely, primarily on the ability of its residents to pay for services from their own and their families' financial resources. Generally, only elderly adults with income or assets meeting or exceeding the comparable median in the region where Brookdale's facilities are located can afford the fees for such residences. Inflation or other circumstances that adversely affect the ability of residents and potential residents to pay for senior and independent assisted living services could adversely affect Brookdale. Brookdale's inability to attract seniors with adequate resources to pay for its services would adversely affect its business operations and financial condition.

ANTI-TAKEOVER PROVISIONS

  Brookdale's Restated Certificate of Incorporation and Amended and Restated By-laws, as well as Delaware corporate law, contain provisions that could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of Brookdale. Certain provisions impose various procedural and other requirements, including advance notice and super-majority voting provisions. Such provisions could make it more difficult for stockholders to effect certain corporate actions. In addition, Brookdale's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, Brookdale is subject to Section 203 of the Delaware General Corporation Law, as amended, which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) for three years following the date such person becomes an interested stockholder unless certain conditions are satisfied. Pursuant to a Board resolution adopted at the time of Brookdale's formation, the Section 203 limits do not apply to any "business combination" between Brookdale and PGI.

                                USE OF PROCEEDS

  The net proceeds to Brookdale from the sale of the shares of common stock are approximately $31.6 million (or approximately $36.4 million assuming full exercise of the underwriter's over-allotment option), after deducting the underwriting discounts and commissions and estimated offering expenses payable by Brookdale. Brookdale will use approximately $24.1 million of such net proceeds to repay outstanding indebtedness under its unsecured revolving credit facility with LaSalle National Bank (which, for the most part, bears interest at the prime rate plus one-half percent per annum (8 3/4% as of October 15, 1998) and matures on April 26, 1999). Brookdale expects to use the balance of such net proceeds for general corporate purposes, including funding future acquisitions and developments of senior independent and assisted living facilities and for working capital and general corporate purposes. Until Brookdale uses such proceeds as described above, it intends to invest the net proceeds in short-term, interest-bearing securities or certificates of deposit.

                          PRICE RANGE OF COMMON STOCK

  Brookdale's common stock is quoted on the Nasdaq National Market under the symbol "BLCI." The following table provides the range of high and low bid prices for Brookdale's common stock, as reported by the Nasdaq National Market, for the periods indicated:

                                                                   BID PRICE PER
                                                                       SHARE
                                                                   -------------
                                                                    HIGH   LOW
                                                                   ------ ------
      YEAR ENDED DECEMBER 31, 1997:
        Second Quarter (1)........................................ $12.13 $11.50
        Third Quarter.............................................  19.00  11.88
        Fourth Quarter............................................  20.00  16.50
      YEAR ENDING DECEMBER 31, 1998:
        First Quarter.............................................  24.25  16.50
        Second Quarter............................................  29.00  22.56
        Third Quarter.............................................  25.44  16.75
        Fourth Quarter (through November 12)......................  21.25  13.00

--------
(1) The common stock commenced trading on May 2, 1997.

  On November 12, 1998, the closing bid price of Brookdale's common stock as reported by the Nasdaq National Market was $17.625 per share. On that date, Brookdale had approximately 850 holders of record of its common stock.

                                DIVIDEND POLICY

  Brookdale has never declared or paid any cash dividends on its common stock and currently plans to retain future earnings, if any, to finance the growth of its business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on Brookdale's financial condition, results of operations and capital requirements, as well as other factors deemed to be relevant by Brookdale's Board of Directors.

                                 CAPITALIZATION

  The following table sets forth, as of June 30, 1998, Brookdale's actual capitalization and its pro forma capitalization, as adjusted to give effect to Brookdale's receipt and application of the net proceeds of this offering (after deducting the estimated underwriting discounts and commissions and offering expenses payable by Brookdale) as discussed in "Use of Proceeds."

                                                             AT JUNE 30, 1998
                                                           --------------------
                                                                     PRO FORMA
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS,
                                                                  EXCEPT
                                                              SHARE AMOUNTS)
Cash and cash equivalents................................. $  1,437  $ 24,787
                                                           ========  ========
Unsecured line of credit (1)..............................    8,250       --
Other long-term debt......................................   96,027    96,027
                                                           --------  --------
    Total debt............................................  104,277    96,027
                                                           --------  --------
Stockholders' equity:
  Preferred Stock, $0.01 par value, 20,000,000 shares
   authorized; no shares issued or outstanding............      --        --
  Common Stock, $0.01 par value, 75,000,000 shares
   authorized; 9,559,582 shares issued and outstanding;
   11,559,582 shares as adjusted (2)......................       96       116
  Additional paid-in-capital..............................   63,241    94,821
  Retained earnings.......................................    3,077     3,077
                                                           --------  --------
    Total stockholders' equity............................   66,414    98,014
                                                           --------  --------
    Total capitalization.................................. $170,691  $194,041
                                                           ========  ========

--------
(1) Brookdale intends to use approximately $24.1 million of the net proceeds of this offering to repay borrowings outstanding under the line of credit as of the date of this prospectus supplement.
(2) Does not include 904,768 shares of Brookdale's common stock subject to outstanding options and 83,163 shares of Brookdale's common stock subject to outstanding warrants as of the date of this prospectus supplement at a weighted average exercise price of $16.14 per share.

                                  UNDERWRITING

  Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), Brookdale has agreed to sell to Friedman, Billings, Ramsey & Co., Inc. "FBR", and FBR has agreed to purchase 2,000,000 shares of common stock. FBR is committed to purchase all of the shares offered hereby (other than the shares covered by the over-allotment option described below) if any are purchased.

  FBR proposes initially to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such offering price less a concession not to exceed $0.34 per share. After the offering, the public offering price may be changed.

  Brookdale has granted to FBR an option exercisable during a 30-day period after the date hereof to purchase, at the initial public offering price less underwriting discounts and commissions, up to 300,000 additional shares of common stock for the sole purpose of covering over-allotments, if any.

  Brookdale has agreed to indemnify FBR against certain civil liabilities under the Securities Act, or to contribute to payments FBR may be required to make in respect thereof.

  The following table shows the underwriting discounts and commissions Brookdale will pay to FBR in connection with this offering. These amounts are shown assuming both no exercise and full exercise of FBR's option to purchase additional shares of common stock.

                                                            NO
                                                         EXERCISE  FULL EXERCISE
                                                        ---------- -------------
      Per share........................................ $   0.5775  $   0.5775
      Total............................................ $1,155,000  $1,328,250

  FBR may engage in "passive market making transactions" in Brookdale's common stock in accordance with Rule 103 of the SEC's Regulation M. In general, Rule 103 permits brokers to participate in the distribution of a security and make a market in that security on the Nasdaq Stock Market at the same time, subject to certain limits. A passive market maker generally may not bid for or purchase a security subject to the rule at a price that exceeds a higher independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the security during a specified prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making by FBR may stabilize or maintain the market price of Brookdale's common stock above independent market levels. FBR is not required to engage in passive market making and may end passive market making activities at any time.

  In connection with this offering, FBR may engage in transactions in the over-the-counter market or otherwise that stabilize, maintain or otherwise affect the price of Brookdale's common stock. Specifically, FBR may over-allot the offering, creating a short position. In addition, FBR may bid for and purchase common stock in the open market to cover its short position or to stabilize the price of the common stock. These activities could cause the price of the common stock to be higher than it might be in the absence of such purchases. FBR is not required to engage in these activities and may end any of these activities at any time.

  FBR has in the past provided investment banking services to Brookdale for which it has received customary fees.

                                 LEGAL MATTERS

  As of the date of this prospectus supplement, Winston & Strawn, Chicago, Illinois, will pass upon certain legal matters for Brookdale. In addition, Hunton & Williams, Richmond, Virginia, will pass upon certain legal matters for the underwriters. Wayne D. Boberg, a partner of Winston & Strawn, is a director of Brookdale. As of the date of this prospectus supplement, Mr. Boberg beneficially owns 2,500 shares of Brookdale's common stock and has options to acquire an additional 5,000 shares of common stock.

                                 $200,000,000

                                             BROOKDALE LIVING COMMUNITIES, INC.

                COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES
                     AND WARRANTS TO PURCHASE COMMON STOCK

                               ----------------

  Brookdale Living Communities, Inc., a Delaware corporation (the "Company"), may from time to time offer (i) shares of Common Stock, $0.01 par value per share ("Common Stock"), (ii) shares of Preferred Stock, $0.01 par value per share ("Preferred Stock"), which may be convertible or nonconvertible, (iii) debt securities ("Debt Securities"), which may be convertible or nonconvertible senior debt securities ("Senior Debt Securities") or subordinated (including junior subordinated) debt securities ("Subordinated Debt Securities"), and which may be secured or unsecured, and (iv) warrants to purchase Common Stock ("Warrants"), with an aggregate public offering price of up to $200,000,000, on terms to be determined at the time or times of offering. The Common Stock, Preferred Stock, Debt Securities and Warrants (collectively referred to herein as the "Securities") may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

  Information contained herein is subject to completion or amendment. A registration statement relating to these Securities has been filed with the Securities and Exchange Commission. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

  All specific terms of the offering and sale of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, when applicable: (i) in the case of Common Stock, the maximum aggregate number of shares offered and any public offering price; (ii) in the case of Preferred Stock, the specific class, series, title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, any dividend payment dates, any sinking fund provisions, the maximum aggregate number of shares offered and any public offering price; (iii) in the case of Debt Securities, the specific title, aggregate principal amount, denomination, form, maturity, interest rate and time of payment, currency, ranking as Senior Debt Securities or Subordinated Debt Securities, redemption, repayment or sinking fund provisions, terms for conversion into Common Stock or Preferred Stock and any public offering price; and (iv) in the case of Warrants, the duration, offering price, exercise price and detachability features. If any Securities are offered together in the form of units ("Units"), the specific terms of any such Units will be set forth in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will also contain information, when applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by that Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth in or will be calculable from the information set forth in the applicable Prospectus Supplement. No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of those Securities. See "Plan of Distribution" for possible indemnification arrangements with underwriters, dealers and agents.

  The Common Stock is traded on the Nasdaq National Market under the symbol "BLCI."

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus may not be used to consummate sales of the Securities unless accompanied by a Prospectus Supplement.

                 The date of this Prospectus is July 8, 1998.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the Securities. This Prospectus which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is subject to the electronic filing requirements of the Commission. Accordingly, pursuant to the rules and regulations of the Commission, certain documents, including annual and quarterly reports and proxy statements, filed by the Company with the Commission have been or will be filed electronically. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market under the symbol BLCI, and such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents, each of which has been filed with the Commission by the Company, are incorporated, as of their respective dates, into this Prospectus by reference:

    (a) The Company's Annual Report on Form 10-K (File No. 0-22253) for the fiscal year ended December 31, 1997, as filed with the Commission on March 31, 1998 under the Exchange Act;

    (b) The Company's Quarterly Report on Form 10-Q (File No. 0-22253) for the quarter ended March 31, 1998, as filed with the Commission on May 15, 1998;

    (c) The Company's Current Reports on Form 8-K (File No. 0-22253) dated December 17, 1997, March 6, 1998, March 31, 1998 and May 12, 1998, as filed with the Commission on February 18, 1998, April 14, 1998, April 15, 1998 and May 26, 1998, respectively; and

    (d) The description of the Company's Common Stock, par value $0.01 per share, contained in Amendment No. 1 to the Company's Registration Statement on Form 8-A, as filed with the Commission on April 17, 1997 under the Exchange Act.

  All documents subsequently filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Securities registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus, excluding exhibits. Such requests should be directed to Brookdale Living Communities, Inc., 77 West Wacker Drive, Suite 4400, Chicago, Illinois 60601, Telephone: (312) 977-3700.

                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  This Prospectus contains, any Prospectus Supplement will contain, and the documents incorporated by reference herein contain or will contain certain statements which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Prospectus or any Prospectus Supplement, the words "believes," "expects," "anticipates," "estimates" and similar words and expressions are generally intended to identify forward-looking statements. Statements that describe the Company's future strategic plans, goals or objectives are also forward-looking statements. Readers of this Prospectus or any Prospectus Supplement are cautioned (a) that any forward-looking statements, including those regarding the intent, belief, or current expectations of the Company or management, are not guarantees of future performance, results or events and involve risks and uncertainties, such as quarterly fluctuations in operating results and occupancy levels in markets in which the Company competes, the successful integration of newly acquired and leased facilities with the operations of the Company's other facilities, achievement of development timetables and/or unanticipated changes in expenses or capital expenditures, and (b) that actual results and events may differ materially from those in the forward-looking statements as a result of various factors including, but not limited to (i) general economic conditions in the markets in which the Company operates, (ii) competitive pressures within the industry and/or the markets in which the Company operates, (iii) the effect of future legislation or regulatory changes on the Company's operations and (iv) other factors described in "Risk Factors" contained in any Prospectus Supplement. The forward-looking statements included in this Prospectus are made only as of the date of this Prospectus. The Company undertakes no obligation to update such forward-looking statements to reflect subsequent events or circumstances.

                                  THE COMPANY

  The Company provides senior independent and assisted living services to the elderly through its facilities located in urban and suburban areas of major metropolitan markets. The Company was incorporated in Delaware in September 1996 to continue and expand the business and operations of the senior independent and assisted living division of The Prime Group, Inc. and certain of its affiliates (collectively, "PGI"), which, since 1985, had been involved in the development, construction, marketing and operation of senior independent and assisted living facilities for the elderly. The Company's principal executive offices are located at 77 West Wacker Drive, Suite 4400, Chicago, Illinois 60601, and its telephone number is (312) 977-3700.

                                USE OF PROCEEDS

  Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, which may include funding capital expenditures, acquisitions, developments, lease security deposits, reducing short-term borrowings, and general working capital needs. Pending such uses, the Company may temporarily invest the net proceeds in interest-bearing securities.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES

  The following table sets forth the ratio of earnings to combined fixed charges of the Company and its consolidated subsidiaries for the periods indicated.

          THE PREDECESSOR PROPERTIES (1)                      THE COMPANY
--------------------------------------------------- --------------------------------
YEAR ENDED DECEMBER
        31,          JANUARY 1, 1997  THREE MONTHS     MAY 7, 1997     THREE MONTHS
--------------------       TO            ENDED             TO             ENDED
1993  1994 1995 1996   MAY 6, 1997   MARCH 31, 1997 DECEMBER 31, 1997 MARCH 31, 1998
----  ---- ---- ---- --------------- -------------- ----------------- --------------
 --   --   --   1.44       --             --               --              1.34

--------
(1) As used herein, the Predecessor Properties refers to the former senior independent and assisted living division of The Prime Group, Inc. and certain of its affiliates, collectively the predecessor in interest to the Company.

  For purposes of calculating the ratio of earnings to fixed charges, "earnings" include income before income taxes, extraordinary items and the cumulative effects of changes in accounting principles and combined fixed charges. "Combined fixed charges" consist of interest on all indebtedness and that portion of rental expense that management believes to be representative of interest. The Predecessor Properties' historical earnings were insufficient to cover fixed charges by approximately $2.1 million, $3.4 million, $1.4 million, $0.3 million and $0.2 million for the years ended December 31, 1993, 1994, 1995, the period from January 1, 1997 to May 6, 1997 and the three months ended March 31, 1997, respectively. The Company's historical earnings were insufficient to cover fixed charges by approximately $0.1 million for the period from May 7, 1997 to December 31, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's Restated Certificate of Incorporation (the "Certificate") provides that the authorized capital stock of the Company consists of 75,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of December 31, 1997, 9,475,000 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued or outstanding.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. The Certificate does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The Certificate provides that whenever there is paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled, then dividends may be paid on the Common Stock out of any assets legally available therefor, but only when and as declared by the Board of Directors. The Certificate also provides that in the event of any liquidation, dissolution or winding up of the Company, after there is paid to or set aside for the holders of any class of stock having preference over the Common Stock the full amount to which such holders are entitled and after payment or provision for payment of all debts and liabilities of the Company, the holders of the Common Stock shall be entitled to receive the remaining assets of the Company available for distribution, in cash or in kind. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that the Company may issue in the future having preference over the Common Stock with respect to such matters.

PREFERRED STOCK

  The following summary of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate or the applicable Certificate of Designations of Preferred Stock, the form of which will be filed as, or will be incorporated by reference as, an exhibit to the Registration Statement of which this Prospectus is a part in connection with the issuance of such series of Preferred Stock. The particular terms of any series of Preferred Stock, whether convertible or nonconvertible, will be described in the applicable Prospectus Supplement.

  The Certificate provides that the Board of Directors of the Company is authorized to issue Preferred Stock in series and to fix and state the voting powers, and such designations, preferences and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board without stockholder approval. Under the Certificate, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company.

REGISTRATION RIGHTS AGREEMENT

  The Company has granted demand and incidental registration rights to The Prime Group, Inc. and certain of its affiliates (collectively, "PGI") for the registration of shares of Common Stock owned by PGI under the Securities Act. Three demand registrations are permitted during the first five years following the initial public offering of the Common Stock and one registration per year each year thereafter until PGI owns less than 10% of the outstanding Common Stock. The Company will pay the fees and expenses of the demand registrations and the incidental registrations, while PGI will pay all underwriting discounts and commissions. These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by PGI included in such registration.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is LaSalle National Bank, and the transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Certificate and the Amended and Restated By-laws of the Company (the "By-laws") contain, among other things, certain provisions described below that may reduce the likelihood of a change in the Board of Directors or voting control of the Company without the consent of the Board of Directors. These provisions could have the effect of discouraging, delaying or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in payment of a premium over the market price for the Common Stock.

  Classification of Board of Directors. The Certificate and the By-laws divide the Board of Directors into three classes, designated Class I, Class II and Class III, respectively, each class to be as nearly equal in number as possible. The terms of Class I, Class II and Class III directors will expire at the 2001, 1999 and 2000 annual meetings of stockholders, respectively, and in all cases directors elected will serve until their respective successors are elected and qualified. At each annual meeting of stockholders, directors will be elected to succeed those in the class whose terms then expire, each elected director to serve for a term expiring at the third succeeding annual meeting of stockholders after such director's election, and until the director's successor is elected and qualified. Thus, only one class of the directors stand for re-election each year, requiring at least two stockholders' meetings at which director are elected to replace a majority of the Board.

  Filling of Board Vacancies; Removal. Any vacancy occurring in the Board of Directors, including any vacancy created by an increase in the number of directors, shall be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for the remainder of the full term of the class in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

  Stockholder Action by Unanimous Written Consent. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing by the stockholders, unless such consent is unanimous.

  Call of Special Meetings. Special meetings of stockholders may be called at any time but only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or stockholders possessing at least 25% of the voting power of the issued and outstanding stock entitled to vote generally in the election of directors.

  By-laws Amendments. The stockholders may amend the By-laws by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon. Directors may also amend the By-laws by a two-thirds vote of the directors then in office.

  Certificate Amendments. Except as set forth in the Certificate or as otherwise specifically required by law, no amendment of any provision of the Certificate shall be made unless such amendment has been first proposed by the Board of Directors upon the affirmative vote of at least two-thirds of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of the Company entitled to vote thereon; provided, however, if such amendment is to the provisions in the Certificate relating to (i) amendments to the Certificate, (ii) a decrease in the authorized number of shares of Preferred Stock, (iii) the authority of the Board of Directors to issue Preferred Stock,
(iv) the number and classification of the Board of Directors of the Company,
(v) the limitation on directors' liability, (vi) amendments to the By-laws, or
(vii) stockholder meetings, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon.

  Stockholder Nominations and Proposals. With certain exceptions, the By-laws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders notify the Company's Secretary by the later of 60 days before the date of the meeting and 15 days after the date notice of the meeting is mailed or public notice of the meeting is given.

  Certain Statutory Provisions. Section 203 of the Delaware General Corporation Law, as amended (the "DGCL") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder"), but less than 85% of such shares, may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

  Pursuant to a Board resolution adopted at the time of formation of the Company, the Section 203 limits do not apply to any "Business Combination" between the Company and PGI.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate ("Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Offered Debt Securities.

  Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will constitute senior, senior subordinated or subordinated (including, if applicable, junior subordinated) debt of the Company and will be issued under a Senior Debt Indenture (the "Senior Debt Indenture") or a Subordinated Debt Indenture (the "Subordinated Debt Indenture"), in each case between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Trustee"). The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes referred to below individually as an "Indenture" and collectively as the "Indentures." If and to the extent set forth in the applicable Prospectus Supplement, the Debt Securities may be convertible into Preferred or Common Stock of the Company or issued as part of Units of Debt Securities and other Securities. If Debt Securities are to be issued as part of Units of Debt Securities and other Securities or are to be issued in exchange for Preferred Stock, the Prospectus Supplement will describe any applicable material federal income tax consequences thereof.

  The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete. Except to the extent set forth in the Prospectus Supplement with respect to a particular issue of Debt Securities, the Indentures will be substantially identical, except for the provisions relating to subordination, including the fact that Senior Debt Securities will rank senior to the Subordinated Debt Securities.

GENERAL

  The Indentures for the Debt Securities will not limit the amount of additional indebtedness the Company or any of its subsidiaries may incur, except as may be provided in the applicable Prospectus Supplement. The Debt Securities will be senior or subordinated obligations of the Company, as set forth in the accompanying Prospectus Supplement.

  The applicable Prospectus Supplement will contain the following terms of and information relating to any Debt Securities (to the extent such terms are applicable to such Debt Securities and have not been otherwise disclosed): (a) the specific title, aggregate principal amount, denomination and form; (b) the date of maturity; (c) the interest rate or rates (or the method by which such rate will be determined), if any; (d) the date from which interest will accrue, the dates on which any such interest will be payable and the record date for any interest payable on the interest payment date; (e) whether the Debt Securities are convertible into Common Stock or Preferred Stock and the terms of the security into which they are convertible (see "Description of Capital Stock"), the conversion price, other terms related to conversion and any anti-dilution protections; (f) if other than the corporate trust office of the trustee for such Debt Securities, the place or places where the principal of, premium, if any, and interest, if any, on the Debt Securities will be payable; (g) the portion of the principal amount of Debt Securities of the series payable upon certain declarations of acceleration or the method by which such portion shall be determined; (h) the currency, currencies or currency unit in which payments will be made, if other than U.S. dollars; (i) whether the Debt Securities are senior or subordinated Debt Securities; (j) any redemption, repayment or sinking fund provisions, including the period or periods within which, the currency, currencies or currency units in which, and the other terms and conditions upon which, Debt Securities may be redeemed;
(k) whether the Debt Securities will be sold as part of Units consisting of Debt Securities and other Securities; (l) if the amount of payments of principal of or any premium or interest on any Debt Securities of the series may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts shall be determined; (m) whether and by what method the Debt Securities of the series (or certain covenants under the related Indenture) may be defeased and discharged by the Company; (n) whether the Debt Securities of the series shall be issued in whole or in part as book-entry securities; (o) any applicable material federal income tax consequences; and (p) any other material specific terms of the Debt Securities, including any material additional events of default or covenants provided for with respect to the Debt Securities and any material terms that may be required by or advisable under applicable laws or regulations.

  Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate or as part of Units consisting of Debt Securities and other Securities may be sold or deemed to be sold at a discount below their stated principal amount. With respect to any Debt Securities as to which the Company has the right to defer interest, the holders of such Debt Securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. Any material federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in the applicable Prospectus Supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

  Except as otherwise set forth in the applicable Prospectus Supplement, any Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent and in the manner to be set forth in the Indenture, to all "Senior Debt" of the Company. "Senior Debt" means, without duplication, the principal, premium (if any) and unpaid interest on all present and future
(i) indebtedness of the Company for borrowed money, (ii) obligations of the Company evidenced by bonds, debentures, notes or similar instruments, (iii) indebtedness incurred, assumed or guaranteed by the Company in connection with the acquisition by it or a subsidiary of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles), (iv) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (v) reimbursement obligations of the Company in respect of letters of credit relating to indebtedness or other obligations of the Company that qualify as indebtedness or obligations of the kind referred to in clauses (i) through (iv) above, and
(vi) obligations of the Company under direct or indirect guarantees in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (v) above, in each case unless, in the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding, it is provided that such indebtedness or obligation is not superior in right of payment to Senior Debt Securities.

CERTAIN COVENANTS OF THE COMPANY

  The Prospectus Supplement will describe certain covenants of the Company that will be set forth in the Indentures.

REDEMPTION

  If and to the extent set forth in the applicable Prospectus Supplement, the Company will have the right to redeem the Debt Securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the applicable Prospectus Supplement.

EVENTS OF DEFAULT

  An Event of Default with respect to the Debt Securities of any series will be defined in the Indentures and set forth in the applicable Prospectus Supplement.

DEFEASANCE OF DEBT SECURITIES

  The Prospectus Supplement will state whether any defeasance provision will apply to Debt Securities offered in connection therewith.

MODIFICATION OF THE INDENTURE AND WAIVER OF COVENANTS

  Except as otherwise set forth in the applicable Prospectus Supplement, the Indentures will contain provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of outstanding Debt Securities of each series affected thereby, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indentures or modifying the rights of the Holders of outstanding Debt Securities of such series, except that no such supplemental indenture may, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the Stated Maturity, or reduce the principal amount, the premium, if any, thereon or the rate of payment of interest thereon, of any Debt Security of any series or (b) effect certain other changes as set forth in the Indentures and described in the applicable Prospectus Supplement. The Indentures will also permit the Company to omit compliance with certain covenants in the Indentures with respect to Debt Securities of any series upon waiver by the Holders of a majority in principal amount of outstanding Debt Securities of such series.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Except as otherwise set forth in the applicable Prospectus Supplement, the Indentures will contain a provision permitting the Company, without the consent of the Holders of any of the outstanding Debt Securities under the Indenture, to consolidate with or merge into any other corporation or transfer or lease its assets substantially as an entirety to any person provided that:
(i) the successor is a corporation organized under the laws of any domestic jurisdiction; (ii) the successor corporation assumes the Company's obligations on the Debt Securities and under the Indentures; (iii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and (iv) certain other conditions are met.

CONCERNING THE TRUSTEE

  The Trustee will be named in the Indentures and disclosed in the applicable Prospectus Supplement.

GOVERNING LAW

  Unless otherwise specified in the applicable Prospectus Supplement, the Indenture for the Debt Securities and the Debt Securities will be governed by New York law.

                            DESCRIPTION OF WARRANTS

  Except as otherwise set forth in the applicable Prospectus Supplement, the Warrants will be issued in fully registered form under a Warrant Agreement between the Company and the Warrant Agent named in the applicable Prospectus Supplement (the "Warrant Agent"). The statements in this Prospectus relating to the Warrants and the Warrant Agreement are summaries and do not purport to be complete.

  Each Warrant will entitle the registered owner (the "Warrantholder") to purchase one share of Common Stock, as set forth in the applicable Prospectus Supplement, subject to the call provisions referred to below, from the time the Warrants are separately transferable until the date set forth in the accompanying Prospectus Supplement. The initial exercise price of the Warrants and the date on which the Warrants become separately transferable will be set forth in the applicable Prospectus Supplement.

  The Warrants can be exercised by surrendering to the Warrant Agent a Warrant certificate signed by the Warrantholder or his, her or its duly authorized agent indicating the Warrantholder's election to exercise all or a portion of the Warrants evidenced by the certificate. Surrendered Warrant certificates must be accompanied by a written election to purchase such Warrants and payment of the aggregate exercise price of the Warrants to be exercised (the "Warrant Price"), which payment may be made in the form of wire transfer or a cashier's check equal to the exercise price or, if and to the extent set forth in the applicable Prospectus Supplement, the surrender of Debt Securities in denominations at least equal to the aggregate Warrant Prices or, if applicable, any combination of cash and such denominations of Debt Securities.

  Certificates evidencing duly exercised Warrants shall be delivered by the Warrant Agent to the transfer agent or trustee for the applicable Securities. Upon receipt thereof, the Company will be obligated to deliver or cause to be delivered, to or upon the written order of the exercising Warrantholders, certificates representing the number of shares of Common Stock so purchased. If fewer than all of the Warrants evidenced by any certificate are exercised, the Warrant Agent will be obligated to deliver to the exercising Warrantholder a new Warrant certificate representing the unexercised Warrants.

  To the extent set forth in the applicable Prospectus Supplement, the Warrant Price and the number of shares of Common Stock purchasable upon the exercise of each Warrant are subject to adjustment in certain events, including: (i) the issuance of a stock dividend to holders of Common Stock or a combination or subdivision of the Common Stock; (ii) the issuance of rights, warrants or options or securities convertible into, or exchangeable for, the Common Stock, that are distributed to all holders of the Company's outstanding Common Stock entitling them to subscribe for or purchase such Common Stock; and (iii) any distribution by the Company to the holders of its Common Stock of evidences of indebtedness of the Company or of assets (excluding, if and to the extent set forth in the applicable Prospectus Supplement, certain cash dividends or distributions). To the extent set forth in the applicable Prospectus Supplement, no adjustment in the number of shares of Common Stock purchasable upon exercise of the Warrants or in the Warrant Price will be required until cumulative adjustments require an adjustment of at least one percent thereof.

  Notwithstanding the foregoing, unless the applicable Prospectus Supplement states to the contrary, in case of any merger or consolidation or sale, transfer, lease or conveyance of all or substantially all of the assets of the Company and its subsidiaries, including a consolidation or merger in which the Company is not the continuing corporation, the successor or assuming entity shall succeed to and be substituted for the Company, with the same effect as if it had been named in the Warrant Agreement and in the Warrant Certificates as the Company. If the Company is the continuing corporation following any consolidation or merger, the obligations of the Company under the Warrant Agreement and in the Warrant Certificates shall continue and such Warrant Agreement and Warrant Certificates shall remain in full force and effect.

  Adjustments to the Warrant Price (and, possibly, adjustment to the number of shares of Common Stock purchasable upon the exercise of each Warrant), or the failure to make such adjustments, may in certain circumstances result in distributions that could be taxable as dividends under the Internal Revenue Code of 1986, as amended, to holders of the Warrants or to holders of shares of Common Stock issued upon exercise thereof. The Company will reserve the right (but will not be obligated) to make such adjustments to the Warrant Price or in the number of shares of Common Stock purchasable upon the exercise of each Warrant, in addition to those required in the foregoing provisions, as it shall determine to be advisable in order that certain stock-related distributions which may hereafter be made by the Company to its stockholders after the date of the applicable Prospectus Supplement shall not be taxable to them.

  If all or any portion of the Warrants are callable at the option of the Company, the call provisions, including the call price and the date through which the Warrants may be exercised, will be set forth in the applicable Prospectus Supplement. The applicable Prospectus Supplement will set forth whether, upon expiration of the call option, the unexercised Warrants will convert into shares of Common Stock, and, if such Warrants convert into shares of Common Stock, the manner and rate of such conversion.

  Holders of Warrants are not entitled, by virtue of being holders, to receive dividends or to consent or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, to vote at any such meeting or to exercise any rights whatsoever as stockholders of the Company. The Warrant Agreement and the Warrant certificates will provide that no director, officer, employee or shareholder of the Company, as such, will have any liability under the Warrants or the Warrant Agreement. The Warrant Agreement and the Warrant certificates will also provide that each holder of the Warrants, by accepting the Warrants, waives and releases all such liability.

  Unless otherwise specified in the applicable Prospectus Supplement, the Warrant Agreement and the Warrants will be governed by New York law.

                       DESCRIPTION OF GLOBAL SECURITIES

  Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Stock will be issued in the form of one or more book-entry certificates (collectively, with respect to each series or issue of Securities, the "Global Securities") registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable Prospectus Supplement, the Company expects the depositary will be The Depository Trust Company ("DTC"). If Cede & Co. ("Cede") will act as DTC's nominee, Cede is expected to be the initial registered holder of all Securities that are issued in book-entry form. No person that acquires a beneficial interest in such Securities will be entitled to receive a certificate representing such person's interest in the Securities except as set forth herein or in the applicable Prospectus Supplement. Unless and until definitive Securities are issued under the limited circumstances described below, all references to actions by holders of Securities issued in book-entry form shall refer to actions taken by DTC upon instruction from its Participants (as defined below), and all references herein to payments and notices to holders shall refer to payments and notices to DTC or Cede, as the registered holder of such Securities.

  The Company expects that DTC will represent that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing company" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to
Section 17A of the Securities Exchange Act of 1934, as amended, and that it was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants through electronic book-entry, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  Persons that are not Participants or Indirect Participants ("Holders") but desire to purchase, sell or otherwise transfer ownership of, or other interests in, Securities may do so only through Participants and Indirect Participants. Under a book-entry format, Holders may experience some delay in their receipt of payments, as such payments will be forwarded by the agent designated by the Company to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or Holders. Holders will not be recognized by the applicable registrar, transfer agent, Trustee or Warrant Agent as registered holders of the Securities entitled to the benefits of the Certificate or the applicable Indenture or Warrant Agreement. Beneficial owners that are not Participants will be permitted to exercise their rights as such only indirectly through and subject to the procedures of Participants and, if applicable, Indirect Participants.

  Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect (the "Rules"), DTC will be required to make book-entry transfers of Securities among Participants and to receive and transmit payments to Participants. Participants and Indirect Participants with which beneficial owners of Securities have accounts with respect to the Securities similarly are required by the Rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

  Because DTC can act only on behalf of Participants, who in turn act only on behalf of other Participants or Indirect Participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of Securities issued in book-entry form to pledge such Securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Securities, may be limited due to the unavailability of physical certificates for such Securities.

  The Company expects DTC will take any action permitted to be taken by a registered holder of any Securities under the Certificate or the applicable Indenture or Warrant Agreement only at the direction of one or more Participants to whose accounts with DTC such Securities are credited.

  Unless otherwise specified in the applicable Prospectus Supplement, a Global Security will be exchangeable for the relevant definitive Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Company that it is unwilling or unable to continue as depository for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depository and the Company does not appoint a successor within 90 days, (ii) the Company executes and delivers to the applicable registrar, transfer agent, Trustee and/or Warrant Agent an order complying with the requirements of the Certificate or the applicable Indenture and/or Warrant Agreement that such Global Security shall be so exchangeable or (iii) there has occurred and is continuing a default in the payment of any amount due in respect of the Securities or, in the case of Debt Securities, an Event of Default or an event that, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Debt Securities. Any Global Security that is exchangeable pursuant to the preceding sentence will be exchangeable for Securities registered in such names as DTC directs.

  Upon the occurrence of any event described in the immediately preceding paragraph, DTC will be generally required to notify all Participants of the availability through DTC of definitive Securities. Upon surrender by DTC of the Global Security representing the Securities and delivery of instructions for re-registration, the registrar, transfer agent, Trustee or Warrant Agent, as the case may be, will reissue the Securities as definitive Securities, and thereafter such persons will recognize the holders of such definitive Securities as registered holders of Securities entitled to the benefits of the Certificate or the applicable Indenture and/or Warrant Agreement.

  Except as described above, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depositary appointed by the Company. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a Global Security evidencing all or part of any Securities unless such beneficial interest is in an amount equal to an authorized denomination for such Securities.

  None of the Company, the Trustees, any registrar and transfer agent or any Warrant Agent, or any agent of any of them, will have any responsibility or liability for any aspect of DTC's or any Participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities to or through one or more underwriters or dealers or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement. The Company may sell Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

  Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers or agents to offer and sell the Securities upon such terms and conditions as may be set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  The Common Stock is listed on the Nasdaq National Market under the symbol "BLCI." The Debt Securities, the Preferred Stock and the Warrants will be new issues of securities with no established trading market. Any underwriters or agents to or through which Securities are sold by the Company may make a market in such Securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any Debt Securities, Preferred Stock or Warrants.

                             CERTAIN TRANSACTIONS

FORMATION AGREEMENT

  Upon the completion of the Company's initial public offering of Common Stock in May 1997 (the "IPO"), the Company and PGI entered into the Formation Agreement, pursuant to which PGI transferred to the Company all of the capital stock of BLC Property, Inc., its interest in the Heritage and the Devonshire facilities and the operations relating to its senior and assisted living division. In return for such contribution, the Company issued 1,703,043 shares of its Common Stock to PGI and assumed certain indebtedness in the aggregate amount of $65.0 million. In addition, the Company paid PGI approximately $8.4 million to reimburse PGI for earnest monies previously paid by PGI in connection with the acquisition of the Edina Park Plaza and Hawthorn Lakes facilities, the Park Place facility, a third party's interests in the Heritage and the Devonshire facilities and the proposed acquisitions of the development sites located in Glen Ellyn, Illinois, Southfield, Michigan and Austin, Texas, for certain costs and fees previously paid by PGI relating to the replacement credit enhancement on the $65.0 of tax-exempt bonds relating to the Heritage and the Devonshire facilities and for certain costs and expenses previously paid by PGI relating to the issuance and distribution of Common Stock pursuant to the IPO. In accordance with the Formation Agreement, Mark J. Schulte, President and Chief Executive Officer of the Company, transferred all of his interests in PGI's senior and assisted living division to the Company in exchange for 296,957 shares of Common Stock from the Company. Except as expressly set forth in the Formation Agreement with regard to title, liens, claims and certain other items and PGI's representations that the Heritage, Devonshire and Hallmark facilities had been operated in the ordinary course since December 31, 1996, no party made any representation or warranty as to the assets, businesses or liabilities transferred or assumed pursuant to such agreement, as to any consents or approvals required in connection therewith, as to the value thereof or as to freedom from counterclaim with respect to any claim of any party. Except as expressly set forth in the Formation Agreement, all assets were transferred on an "as is, where is" basis. In the Formation Agreement, PGI covenanted that the partnerships owning the Heritage and the Devonshire facilities had no less than $800,000 in the aggregate in unrestricted cash, plus any cash balances in real estate tax and capital reserve accounts, upon the completion of the IPO; however, any unrestricted cash in excess of $800,000 then held by such partnerships was distributed to PGI.

REGISTRATION RIGHTS AGREEMENT

  Upon completion of the IPO, the Company granted demand and incidental registration rights to PGI for the registration of shares of Common Stock owned by PGI under the Securities Act. Three demand registrations are permitted during the first five years following the initial public offering of the Common Stock and one registration per year each year thereafter until PGI owns less than 10% of the outstanding Common Stock. The Company will pay the fees and expenses of the demand registrations and the incidental registrations, while PGI will pay all underwriting discounts and commissions. These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by PGI included in such registration.

VOTING AGREEMENT

  Upon completion of the IPO, PGI entered into a Voting Agreement pursuant to which it agreed to vote all of its shares of Common Stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least four independent directors. The Voting Agreement will continue in effect until the earlier of three years from the closing date of the IPO and the date PGI first owns less than 10% of the outstanding Common Stock.

NON-COMPETE AGREEMENT

  Upon completion of the IPO, the Company, PGI and Michael W. Reschke entered into a Non-Compete Agreement that will prevent PGI and Mr. Reschke from developing, acquiring, owning, managing or operating senior and assisted living facilities and semi-acute care facilities in the United States for a period expiring on the earlier of (i) four years from the closing date of the IPO and (ii) one year from the date of a merger of the Company or the sale of all or substantially all of the stock or assets of the Company; however, PGI is permitted to maintain its ownership interest in the Island on Lake Travis facility. In addition, to the extent PGI or Mr. Reschke were to acquire a group of properties that included facilities similar to those operated by the Company, then the Company would have the right and opportunity to purchase such similar facilities at a price equal to their fair market value. PGI and Mr. Reschke will be allowed to provide debt or lease financing for properties that are similar to the facilities owned or managed by the Company.

MANAGEMENT AGREEMENT

  Upon completion of the IPO, the Company and PGI entered into a management agreement for a term of two years with respect to the Island on Lake Travis facility. The Company is paid a monthly fee of 5.0% of the gross revenues of such facility for each month and reimbursement of expenses. The management agreement may be terminated by PGI only for cause as set forth in the management agreement during its initial term and upon 60 days' prior written notice at any time after the expiration of the initial term. The Company may terminate the management agreement at any time upon 60 days' advance notice.

OFFICE LEASE

  On September 25, 1997, the Company entered into a five year lease (the "Office Lease"), commencing October 1, 1997, for its corporate office with 77 West Wacker Limited Partnership (the "Landlord"), a partnership which is now owned by Prime Group Realty Trust, the publicly-traded successor to PGI's office and industrial divisions. The office space was approximately 13,500 square feet, located on the 48th floor of 77 West Wacker Drive in Chicago, Illinois, 60601, with base rent of $18.50 per square foot escalating at $0.75 per square foot each anniversary of the commencement date. On October 2, 1997, in connection with the signing of the lease, the Company received a $404,000 cash payment from the Landlord.

  On March 17, 1998, the Company and the Landlord amended the Office Lease, pursuant to which the Company and the Landlord agreed (i) to relocate the Company's corporate office from the 48th floor to the 44th floor effective April 24, 1998, (ii) to increase the space leased by the Company to approximately 22,600 square feet and (iii) to extend the term of the Office Lease until April 30, 2005. The base rent under the amended Office Lease continues to be $18.50 per square foot, escalating $0.75 per square foot on each May 1 of the term commencing May 1, 1999. In consideration for executing the amendment of the Office Lease, the Company received a $452,000 cash payment from the Landlord.

STOCK OPTION AND PURCHASE AGREEMENTS

  Upon completion of the IPO, The Prime Group, Inc. entered into a stock option agreement with Darryl W. Copeland, Jr. pursuant to which Mr. Copeland received an option, subject to a one year vesting period, to purchase 100,000 shares of Common Stock from The Prime Group, Inc. at a purchase price of $0.01 per share. In the event the employment of Mr. Copeland is terminated by the Company for any reason or in the event Mr. Copeland voluntarily terminates his employment with the Company due to a "change of control" of the Company and a material diminution of his duties and responsibilities or compensation prior to the expiration of the vesting period, the option will immediately vest. Upon completion of the IPO, Mr. Copeland also entered into an agreement with PGI to purchase an additional 25,000 shares of Common Stock.

EXCHANGEABLE NOTE TRANSACTION

  PGI has issued an exchangeable note having a principal amount of $20 million and a five year term (the "Exchangeable Note") to an unaffiliated third party (the "Noteholder"), the repayment of which is secured by the pledge by PGI of 1,370,00 shares of its Common Stock. Pursuant to the terms of the Exchangeable Note, the Noteholder will have the right, commencing on November 15, 1998 (the "Initial Exchange Date"), to exchange a portion of the outstanding principal amount of the Exchangeable Note, plus the accrued interest thereon, for shares of Common Stock of the Company held by PGI, at the exchange rate specified therein. On and after the Initial Exchange Date, the Noteholder will be entitled to exchange up to $5 million of the outstanding principal under the Exchangeable Note, plus accrued interest thereon, for shares of Common Stock of the Company held by PGI. Thereafter, the Noteholder will be entitled to exchange up to a further $5 million of the outstanding principal amount under the Exchangeable Note, plus accrued interest thereon, on each of January 15, 1999, March 15, 1999 and May 15, 1999. Subject to certain exceptions, the number of shares of Common Stock subject to exchange for a given amount of principal and accrued interest to be exchanged pursuant to the terms of the Exchangeable Note will be equal to (x) such amount of principal and accrued interest divided by (y) the product of
(A) 88% multiplied by (B) the average of the closing bid prices for the Common Stock on the Nasdaq National Market on the seven trading days immediately preceding the date of exchange.

OTHER TRANSACTIONS

  Wayne D. Boberg, a director of the Company, is a partner of the law firm of Winston & Strawn, which has provided, and continues to provide, legal services to the Company. As of the date of this Registration Statement, Mr. Boberg beneficially owns 2,500 shares of Common Stock and has options to acquire an additional 5,000 shares of Common Stock.

  Transactions between the Company and its officers, directors, principal stockholders and their affiliates require the approval of a majority of the disinterested members of the Board of Directors.

                            READINESS FOR YEAR 2000

  The Company is in the process of planning the nature and extent of the work required to make its systems and infrastructure Year 2000 compliant. Based on a recent assessment, the Company will have to modify or replace significant portions of its hardware and software so that its systems will function properly with respect to the Year 2000 and beyond. The Company believes that with modifications to existing software and conversions to new software applications, in addition to hardware upgrades on certain mechanical systems, the Year 2000 issue will not pose significant operational problems. However, if such modifications and conversions are not made, or are not completed in a timely manner, the Year 2000 issue could have a material impact on the operations of the Company.

  The Company continues to evaluate the Year 2000 issue and will utilize both internal and external resources in order to reprogram, or replace, systems that are not in compliance with the Year 2000. The Company anticipates completing the project no later than March 31, 1999. The cost to complete the project has not yet been determined.

  The projected completion date is based on management's best estimates of the time necessary to complete its evaluation and make any necessary modifications and conversions, which estimates were derived utilizing numerous assumptions of future events, including the ability of third parties to modify the Company's systems on a timely basis. There can be no guarantee that the project will be completed in a timely manner. Specific factors that might delay completion of the project include, but are not limited to, the availability of qualified personnel, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                                 LEGAL MATTERS

  The validity of the Common Stock, Preferred Stock, Debt Securities and Warrants covered by this Prospectus will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. The validity of the Securities offered by this Prospectus may be passed on for any underwriters or agents by counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

  The consolidated financial statements of Brookdale Living Communities, Inc. as of December 31, 1997 and for the period from May 7, 1997 through December 31, 1997, and the combined financial statements of the Predecessor Properties as of December 31, 1996 and for the period from January 1, 1997 through May 6, 1997 and for each of the two years in the period ended December 31, 1996, appearing in the Company's Annual Report (Form 10-K), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                                2,000,000 SHARES


                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT

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                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                               NOVEMBER 13, 1998

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